UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING


(Check One): [X]   Form 10-K  Form 20-F  Form 11-K  Form 10-Q  Form N-SAR
	For Period Ended: February 1, 1997

[   ] Transition Report on Form 10-K
[   ] Transition Report on From 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
	For the Transition Period Ended:



PART I - REGISTRANT INFORMATION

                   WORLD FINANCIAL NETWORK NATIONAL BANK
                          Full Name of Registrant
 (As Servicer on behalf of World Financial Network Credit Card Master Trust)

                             Not Applicable
                        Former Name if Applicable

                         4590 EAST BROAD STREET
         Address of Principal Executive Office (Street and Number)

                         COLUMBUS, OHIO  43213
                       City, State and Zip Code

PART II  RULES 12b-25(b) AND (c)

  (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

  (c) Exhibits.

Exhibit
  No.           Document Description
------          --------------------
  99           Accountant's Statement

PART III  NARRATIVE

Under the terms of the Pooling and Service Agreement relating to the Certificates, the Registrant is required to provide compliance or other reports addressing Registrant's compliance with the Pooling and Service Agreement. It was only recently concluded by all of the various parties to the Agreement that audited financial statements of the Registrant would be furnished in lieu of an "agreed-upon procedures report". Due to the late timing of the decision, the Registrant's independent public accountants have been unable to complete their audit procedures by the prescribed filing date without unreasonable effort or expense.

PART IV  OTHER INFORMATION

(1) 	Name and telephone number of person to contact in regard to this notification:

         Don Borowy                614                    755-3355
          (Name)               (Area Code)           (Telephone Number)


(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
    is no, identify report(s).	   Yes X      No
                                     ---

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?             Yes        No  X
                                       ---



                     WORLD FINANCIAL NETWORK NATIONAL BANK
                  (Name of Registrant as Specified in Charter)
   (As servicer on behalf of World Financial Network Credit Card Master Trust)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 1997                   By: /s/ Daniel T. Groomes
                                    Daniel T. Groomes
                                    Vice President - Finance

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